Exhibit 2.1

EXECUTION COPY

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (this “First Amendment”) to Agreement and Plan of Merger is made and entered into effective as of November 1, 2018, by and among (i) Stellar Acquisition III Inc., a Republic of Marshall Islands corporation (together with its successors, including the Successor (as defined in the Merger Agreement (defined below)), the “Purchaser”), (ii) STLR Merger Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), and (iii) Phunware, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Merger Agreement.

WHEREAS, the Purchaser, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger made and entered into as of February 27, 2018 (the “Original Agreement”); and

WHEREAS, the Purchaser, Merger Sub and the Company desire to amend the Original Agreement on the terms and conditions set forth herein (as amended, including by this First Amendment, the “Merger Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Amendment Regarding Time for Token Generation Event. Section 5.20 of the Merger Agreement is hereby amended to change the phrase “on or prior to June 30, 2018” in the first sentence thereof to “as promptly as reasonably practicable after the date hereof”.

2. Amendment to Merger Consideration to Remove Adjustment for Closing Net Cash.

(a) Section 1.9 of the Merger Agreement is hereby amended to delete the phrase “equal to (a) Three Hundred and One Million U.S. Dollars ($301,000,000), plus (b) the amount of Closing Net Cash (the “Merger Consideration”)” beginning on the third line thereof and replace it with the following “equal to Three Hundred and One Million U.S. Dollars ($301,000,000) (the “Merger Consideration”)”.

(b) Section 10.1 of the Merger Agreement is hereby amended to delete the defined term “Closing Net Cash” in its entirety.

(c) Section 1.13 of the Merger Agreement is hereby deleted in its entirety and replaced with the following: “[RESERVED]”. Section 10.2 of the Merger Agreement is hereby amended to delete the term “Closing Statement” from the table.

3. Amendment to Minimum Cash Asset Level Requirements.

(a) Section 10.1 of the Merger Agreement is hereby amended to modify the definition of “Backstop Financing” to add the following after the term “Purchaser” on the second line thereof: “, including any convertible preferred securities of Purchaser or any warrants, options or other rights exercisable for or convertible into equity securities of Purchaser,”.

(b) Section 5.19(a) of the Merger Agreement is hereby amended to delete the first sentence thereof and replace it with the following:

“Purchaser shall use its good faith efforts to maintain or obtain a minimum of $19,000,000 in cash and cash equivalents as of the Closing, including funds in or released from the Trust Account and proceeds from any Backstop Financing, which such minimum amount shall exclude, for the avoidance of doubt and without duplication, (A) any cash, cash equivalents or other assets of the Target Companies, (B) any cash funds necessary to pay all of the Purchaser’s unpaid Expenses, (C) any cash funds required to pay redeeming Public Stockholders in the Redemption, and (D) any cash funds necessary to pay any Indebtedness and any other Liabilities of the Purchaser that would be required to be listed as liabilities on a balance sheet prepared in accordance with GAAP, including any Bridge Loans and any promissory notes issued by the Purchaser to the Company (other than (i) the Transferred Sponsor Warrant Note issued in accordance with Section 1.10(f), which Transferred Sponsor Warrant Note shall be disregarded for purposes of such calculation, and (ii) any commitment fees with respect to Forward Purchase Contracts in excess of the amounts contemplated to be paid by the Sponsors in Section 7 of the First Amendment, which fees shall be disregarded for purposes of such calculation) (the “Minimum Cash Asset Level”).”

4. Amendment Regarding Purchaser Directors. Section 5.17(a) of the Merger Agreement is hereby amended to delete the sentence “The Purchaser Directors shall be Class III Directors.” beginning on the seventh line from the bottom of such section, and replace it with the following: “One Purchaser Director shall be a Class III Director and the other Purchaser Director shall be a Class I Director.”

5. Amendment Regarding Merger Consideration Calculation for Options and Warrants. Section 10.1 of the Merger Agreement is hereby amended to:

(a) Add the following defined terms:

“In-the-Money Company Option” means a Company Option with an exercise price less than the Price Per Share.

“In-the-Money Company Warrant” means a Company Warrant with an exercise price less than the Price Per Share.

(b) Delete the definition of “Adjusted Merger Consideration” and replace it with the following:

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, plus (ii) the aggregate amount of the exercise prices for all Company Stock under In-the-Money Company Options in accordance with their terms (and assuming no cashless exercise), plus (iii) the aggregate amount of the exercise prices for all Company Stock under In-the-Money Company Warrants in accordance with their terms (and assuming no cashless exercise).

(c) Add the following at the end of the definition of “Fully-Diluted Company Shares” immediately prior to the sentence at the end thereof: “ or any Company Options that are not In-the-Money Company Options or Company Warrants that are not In-the-Money Company Warrants.”

6. Forward Purchase Contracts. The parties hereby agree that prior to the Closing either the Purchaser or the Company may arrange for one or more forward purchase contracts (each, a “Forward Purchase Contract”) with one or more investors (the “FPC Investors”) to purchase equity securities of the Company after the Closing on such terms and conditions as determined by the arranging party, with, in the case of any Forward Purchase Contract arranged by the Purchaser, the prior written approval of the Company; provided, that in any case, (i) any obligations by any party under any Forward Purchase Contract will be subject to the consummation of the Closing and such Forward Purchase Contract being accepted by the Company at or prior to the Closing, and (ii) the Sponsors will agree in writing with the Purchaser and the Company to pay, by delivery of their founder shares (as such term is defined in the IPO Prospectus, including any replacement securities of the Successor, “Founder Shares”), for any commitment fees under the Forward Purchase Contracts in accordance with the terms and conditions of the Forward Purchase Contracts as arranged and accepted by the Company and the Purchaser, as applicable, prior to the Closing, subject to a maximum of $600,000 with each Founder Share valued at the Redemption Price (and with any excess amounts owed for commitment fees borne by the Purchaser), and the Company and the Purchaser will waive any lock-up or transfer restrictions applicable to any Founder Shares transferred to the FPC Investors to pay such commitment fees.

7. Amendment to Transferred Sponsor Warrants.

(a) Section 1.10(f) of the Merger Agreement is hereby amended to replace the phrase “of up to an aggregate of 929,890 Purchaser Private Warrants” in the third line thereof with “of up to an aggregate of 3,985,244 Purchaser Private Warrants, but in no event less than 2,450,000 Purchaser Private Warrants”.

(b) Section 1.10(f)(iii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(iii) Prior to the Effective Time, Purchaser shall purchase from the Sponsors a number of Transferred Sponsor Warrants equal to the greater of (A) 2,450,000 and (B) the aggregate number of Transferred Sponsor Warrants elected to be received by all holders of Company Stock pursuant to Section 1.10(f)(i), and in consideration for such purchase shall issue to the Sponsors an unsecured promissory note with the terms contemplated by this Section 1.10(f)(iii) and otherwise in form and substance reasonably acceptable to the Purchaser and the Company (the “Transferred Sponsor Warrant Note”) with an initial principal amount equal to (x) fifty cents ($0.50) multiplied by (y) the total number of purchased Transferred Sponsor Warrants. $1,225,000 of the obligations under the Transferred Sponsor Warrant Note shall be repaid in cash at the Closing, and any remaining principal on the Transferred Sponsor Warrant Note shall be repayable at any time after the Closing at the election of the Company, shall accrue simple interest from and after the Closing at the lowest applicable federal rate (as published by the IRS on the Closing Date) and shall be due and payable in full on the first (1st) anniversary of the Closing Date. Notwithstanding the foregoing, the Sponsors shall have the right, at their sole election at any time prior to one Business Day prior to the Closing, to convert, in whole or in part, the outstanding obligations thereunder in excess of the $1,225,000 in principal to be repaid at the Closing into shares of Purchaser Common Stock at the Redemption Price per share, with such conversion into shares of Purchaser Common Stock to be effective upon the Closing, and with such shares (I) not subject to any lock-ups or other transfer restrictions (other than those imposed by applicable securities Laws) and (II) being included as “Registrable Securities” under the Registration Rights Agreement, dated as of August 18, 2016, by and among the Purchaser, the Sponsors and the other holders named therein. Any Transferred Sponsor Warrants required to be purchased by the Purchaser under this Section 1.10(f)(iii) that are not elected to be received by Company Stockholders pursuant to Section 1.10(f)(i) shall be retained by the Purchaser in treasury and not issued as consideration in connection with the Closing.”

8. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein, it being agreed however that amendments to the Merger Agreement effected by this First Amendment shall be made effective as of February 27, 2018, and any rights or claims for breach of the Merger Agreement related specifically to the provisions thereof amended hereby are hereby waived by of all the parties. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded, in each case effective as of February 27, 2018. Sections 9.1 through 9.10, 9.12 and 9.13 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Agreement and Plan of Merger as of the date first written above.

The Purchaser:

STELLAR ACQUISITION III INC.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: co-Chief Executive Officer

Merger Sub:

STLR MERGER SUBSIDIARY INC.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Vice President

The Company:

PHUNWARE, INC.

By:	/s/ Alan Knitowski
Name: Alan Knitowski
Title: Chief Executive Officer

{Signature Page to First Amendment to Agreement and Plan of Merger}